SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

LEARNING QUEST, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

 (CUSIP Number)

Fred Hall

1065 West 1150 South

Provo, UT 84601

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

February 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  52201W206

(1)  Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Fred Hall

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)  SEC Use Only ___________________________________________________________

(4)  Source of Funds (See Instructions):

N/A

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)  Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

0

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)  Percent of Class Represented by Amount in Row (11):

0%

(14)  Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer.

Name and address of principal executive offices of Issuer:

Learning Quest, Inc

Room 42, 4F, New Henry House

10 Ice House Street, Central, Hong Kong

Common Stock, $0.001 par value (the “Common Stock”)

Item 2.  Identity and Background.

(a)   Name of person filing:

Fred Hall

(b)   Residence or Business Address:

1065 West 1150 South

Provo, UT 84601

(c)   Principal occupation:

Restaurant owner

(d)   Criminal proceedings:

During the last five years, Mr. Hall has not been convicted in any criminal proceeding.

(e)   Civil Proceedings:

During the last five years, Mr. Hall has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)    Citizenship or Place of Organization:

United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement dated February 11, 2008 , Mr. Hall voluntarily returned 650,005 shares of his common stock to the Issuer to be cancelled. In addition, he sold the balance of his common shares (21,924,995) for $72,500 in a private transaction..

Item 4.  Purpose of the Transaction.

Mr. Hall does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

(a)   Mr. Hall does not own any shares of the Issuer’s common stock.

(b)   Mr. Hall has no voting or dispositive powers with respect to any shares of the Issuer’s common stock.

(c)   N/A

(d)   N/A

(e)   N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008	/s/ Fred Hall
Fred Hall, Individually

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